News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 21, 2026

Seabridge Gold Provides Update on

Courageous Lake Project Spin-out

Toronto, Ontario… Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") provides an update further to its announcement on December 16th, 2025 regarding the Company's intention to spin out its 100% interest in the Courageous Lake gold project located in the Northwest Territories, Canada.

Seabridge is advancing a structure whereby all the shares in Valor Gold Corp. ("Valor"), the spin-out entity, would be distributed to Seabridge shareholders pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act. At this time, a meeting of Seabridge shareholders to approve the spin-out is expected to be held in June 2026.

Valor will be seeking a listing on the Toronto Stock Exchange (the "TSX") and the OTCQB Venture Market (USA) and will consider seeking a NYSE listing at a later date. Share trading in Valor is planned to commence prior to the end of Q2/26, subject to the receipt of shareholder approval, a final court order and closing of the spin-out transaction.

Seabridge is planning to spin-out Valor with C$10 million of cash in its treasury to fund anticipated work programs and corporate G&A.  Seabridge has appointed DuMoulin Black as its Canadian legal counsel and Dorsey & Whitney as its US attorney for the spin-out.

Seabridge is pleased to advise that, subject to the approval of the spin-out by Seabridge shareholders, Mark J. Ashley has agreed to serve as Chief Executive Officer and a director of Valor. Mr. Ashley brings more than 40 years of senior executive and board-level experience building, scaling, and leading publicly listed mining companies across global markets. He has served as CEO and director of multiple mining companies listed on the TSX, ASX, UK, and U.S. exchanges, with a proven track record of value creation through disciplined project development, operational execution, and strategic transactions. Mr. Ashley previously held senior leadership roles at LionOre Mining International in Australia, where as Director and CEO he helped grow the company from a junior miner into a US$6 billion global producer and the world's eighth-largest nickel company, culminating in its acquisition by Norilsk Nickel. His experience spans the full mining lifecycle, from discovery through development and production, with particular depth in gold projects, both open-pit and underground operations. Mr. Ashley is widely regarded for his ability to lead companies through periods of growth, transformation, and capital markets execution.

Rudi Fronk, Seabridge's Chair and CEO, stated: "Mark has provided valuable advice to Seabridge over the past several years as a consultant. Having worked with him, I have complete confidence in his ability to realize the value inherent in the Courageous Lake asset and lead Valor towards production. Furthermore, he shares our values at Seabridge including sensitivity to First Nation relationships, ESG compliance, and shareholder transparency."

Mark Ashley stated: "Courageous Lake is a promising gold asset with the potential to develop into one of Canada's largest gold-producing operations. Beyond its substantial existing resource base, the project hosts compelling district-scale exploration upside, including multiple targets analogous to the high-grade Walsh Lake discovery. Together, these attributes provide a robust foundation for long-term, value-accretive growth at Valor Gold. Valor's initial focus will be on systematically evaluating the broader regional exploration potential, and a drill program is currently being designed to advance this work. While Seabridge's strategic focus on advancing the KSM project has necessarily limited the level of activity at Courageous Lake in recent years, the asset's underlying quality and scale remain unchanged. With a dedicated, knowledgeable, and experienced management team now being assembled, I am confident that the true scale and potential of Courageous Lake will be rapidly demonstrated."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Courageous Lake is one of Canada's largest undeveloped gold projects with total contained gold inventory, comprising Measured and Indicated Resources, of 11.0 million ounces of gold (145.2 million tonnes at an average grade of 2.36 grams per tonne ("g/t"), plus an additional 3.3 million ounces of gold in the inferred category (40.6 million tonnes at 2.52 g/t). The reported measured and indicated resources incorporate 2.8 million ounces of proven and probable reserves (33.9 million tonnes at 2.6 g/t) which would make it one of the highest-grade open pit gold projects in Canada. In addition to the above stated resources, the project also hosts a satellite deposit (Walsh Lake) that has an inferred resource of 4.13 million tonnes at 4.18 g/t containing 555,000 ounces of gold (the "Walsh Lake Resource Estimate").

Exploration Potential: Once the spinout is completed, Valor Gold intends to advance a targeted drill program to further explore for satellite deposits analogous to Walsh Lake and which have the potential to improve project economics.

Further updates, including the appointment of other board members and officers of Valor, will be made on a timely basis.

Readers are cautioned that the reorganization plan described herein is a statement of intention only at this point and there can be no assurance that the proposed spinout will occur, or that it will occur in the manner and timeline described in this press release. Completion of the proposed transaction is subject to a number of conditions, which will include the approval of Seabridge's board of directors and shareholders, court approval and regulatory approvals.

Further information regarding the mineral resource and reserve estimates,  the Walsh Lake Resource Estimate, the 2024 Preliminary Feasibility Study ("2024 PFS") and the 2024 Preliminary Economic Assessment ("2024 PEA") is provided in the technical report titled "Courageous Lake Pre-feasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report", with an effective date of January 5, 2024, filed on February 27, 2024 on SEDAR+ under Seabridge's profile.

The 2024 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2024 PEA will be realized. Mineral Resources in the 2024 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability. The 2024 PEA evaluates a conceptual expansion beyond the 2024 PFS pit and includes Inferred Mineral Resources. See the 2024 PEA for relevant assumptions, parameters, and risks.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut projects are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

The contents of this release have been reviewed and approved by William Threlkeld, P.Geo, Senior Vice President, Exploration of the Company and a qualified person under National Instrument 43-101

Neither the Toronto Stock Exchange, the OTC, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the Company's intention to spin-out Valor Gold by way of plan of arrangement with the resulting distribution of its shares to Seabridge shareholders; the completion of the steps of the spin-out and the timing of completion of the spin-out, including the anticipated receipt of shareholder, TSX and court approvals; the targeted listing of the shares of Valor Gold on the TSX and OTCQB Venture Market ("OTCQB") and the timing of it, and a potential future listing on NYSE; Valor's planned cash on hand at the time of the spin-out; the estimated amount and grade of mineral reserves and mineral resources at Courageous Lake; the exploration potential of the project and Valor's ability to demonstrate it rapidly; the anticipated focus of Valor Gold post-spin-out being the advancement of Courageous Lake through exploration, engineering and permitting, and a targeted drill program to further explore for satellite deposits analogous to Walsh Lake and which have the potential to materially improve economics; the Company's expectation that Courageous Lake's measured and indicated resources and proven and probable reserves would make one of the highest-grade open pit gold projects in Canada; and the Company's initial financial plans with respect to Valor Gold.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the spin-out may not occur on the timeline anticipated or at all; the structure of the spin-out is subject to change; the Company does not receive the necessary approvals for the transaction, including shareholder, TSX and court approvals; the shares of Valor Gold may not be listed on the TSX, OTCQB or NYSE on the timeline anticipated or at all; the anticipated exploration focuses of Valor Gold may not be as anticipated; the targeted drill program may not find deposits that materially improve economics as expected; the Company's initial financing plans with respect to Valor Gold may change; changes occur in the underlying facts used to calculate a resource or reserve estimate or the geologic characteristics of the project that make declaration of a mineral resource or mineral reserve problematic; and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email:  info@seabridgegold.com